Severn Bancorp, Inc.

September 8, 2006

Via Edgar and Facsimile (202-772-9210)

John P. Nolan, Accounting Branch Chief
Joyce Sweeney, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4561
Washington, DC 20549

Re: Severn Bancorp, Inc. (the “Company”)
Your letter dated September 7, 2006 regarding
Form 10-K for the year ended December 31, 2005
File No. 0-49731

Dear Ms. Sweeney and Mr. Nolan:

Enclosed is our response to your letter dated September 7, 2006 regarding the Company's Form 10-K for the year ended December 31, 2005 (the "Filing").

Each point of your letter is addressed individually below.

Form 10-K for the Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 48.

1.
We note the disclosure that the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures of the company are “adequate.” Please tell us and in future filings disclose your principal executive and principal financial officers’ conclusion regarding the “effectiveness” of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

1919 A West Street
P.O. Box 6679
Annapolis, Maryland  21401-0679
410-841-6925

11583059v.1

Response:

We hereby advise you that, based on the evaluation conducted under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2005, the Company’s disclosure controls and procedures were effective in reaching a reasonable level of assurance that (i) information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) information required to be disclosed by the Company in its reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company made disclosure similar to the foregoing in its Quarterly Reports on Form 10-Q for the first two quarters of 2006 and intends to make similar disclosures in its future reports.

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (410) 268-4554 x3091.

Sincerely,

                                   Thomas G. Bevivino

Thomas G. Bevivino
Chief Financial Officer